

The Lead of My Movie is on the Today Show!

Hey all!

You've all heard me talk about the movie by now. Well, I got some fun news. Our lead, Darron Cardosa, will be on the Today Show tomorrow! (Wednesday @ 8:12.) I'm so happy for him and so proud of him!

Please check it out and help him get even more famous b/c that'll be awesome for everyone and everything -- INCLUDING MY MOVIE!

BTW our campaign is still live! Check it out if you haven't yet. We're doing well. https://wefunder.com/shift.drinks.movie

LEGAL DISCLOSURE: We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

--

Ken MacLaughlin
Writer, Producer

 Gmail

Shift Drinks Movie Fundraising Update

2 messages

Guys! I'm sure a lot of you are thinking "Ken's never gonna make this movie!" But you're wrong!

The last time I reached out, we'd raised a good bit of money from our tip jar campaign. Since then, I've been getting my ~~dicks~~ ducks in a row.

We tinkered around with normal crowdsourcing sites like Seed and Spark. But decided to go in a different direction. We're crowd-INVESTING. Have you heard of it? It's through a site called WeFunder. Think of it like Kickstarter for investing.

I'm pretty damn excited about this. We've been telling our fans all along that this is a movie "For the service Industry and by the service industry" which felt like hyperbole, but now it feels fucking true. Servers will invest and OWN part of the film.

Check out the preview link here.

I can't get into the goals, you'll have to view them on the site. But know that with the size of our fanbase, and since the minimum investment is tiny, I'm super confident that we can fund this film!

Please help me make this a success! Help me share the shit out of it! Maybe you even have a rich Uncle Scrooge or know someone who drives a Tesla?

(But also b/c of SEC stuff, we have to share it in a certain way which I'll explain at the bottom.)

The campaign goes live Tuesday around 2pm, so we're hoping to get off to a good start. Maybe you can set aside a few minutes that day to do so some posting for us?

Also, if any of you are thinking of investing yourselves, we'll definitely take you up on it! Why not? You probably drive a Tesla yourself. Or at least a mono-colored car.

Thanks, y'all. Get excited!

-Daddy Ken

*

*

*

P.S. It's hugely important to get off to a good start. I hope to make a big dent, early! I've dedicated most of next week to answering any questions and explaining the process! Please feel free to forward any questions to me.

P.P.S. Sharing Instructions

Every post has to include TWO THINGS:
1) The link to our campaign: *I'll send it when it's Live*
2) This LEGAL CAVEAT:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Note: We have to be very careful about what we say when we share. You may wanna just reshare what gets posted through BW and SD to be safe. But if you'd like to add a little of your own flare, I'm pasting the following copy from WeFunder FAQ, so try to stay within these rules:

Your best option is *"non-terms"* communications.
These are "soft" ads or communications that don't include any terms of your offering. The gist should be "We're crowdfunding! Get the deets and invest via Wefunder," and then the link to your pitch. By law, all of your advertisements must include the link to your Wefunder pitch.
Feel free to also mention your company's mission, the founding story, etc. You can also include any concrete metrics of your past success and growth.
The 2 things to avoid here are hyperbole and misleading statements ("The BEST donuts in the world!") and any offering terms.
What do we mean by offering terms? These should not appear in "non-terms" communications:
1. The number of securities you're offering;
2. The type or nature of the securities (i.e., debt or equity, common or preferred, etc.);
3. The price of the securities; and
4. The closing date of the offering period.
5. Your planned use of the funds
6. Your progress towards meeting your funding target

—
Ken MacLaughlin
Writer, Producer

looking good, I find it funny that you put writer below extra 🙂 🙂

[Quoted text hidden]

--

https://linktr.ee/dominickracano

--

https://imdb.me/dominickracano

Bitchy Waiter
Published by Ken MacLaughlin · Just now ·

Guys! Please consider investing in this! It would be awesome to fund a movie together, make it OURS, and maybe even "split our tips!"

Link in comments!

INVEST IN **SHIFT DRINKS COMEDY**

A Big Fun Slasher Comedy for the Service Industry (built-in audience of 5M)



A Horror Comedy for the Service Industry.
WE'RE SO DEAD
You Have Time to LEAN, You Have Time to SCREAM

 Gmail

Kenny's finally making a feature film!

Hey guys,

If you're receiving this, then we're family. You know I've spent the last decade-plus in Atlanta chasing my dreams by creating short comedy films and going viral. I've developed a large fanbase and built some cache among the Atlanta film community. Now it's time to put those chips on the table and chase the real dream: a feature-length movie.

The cliche is that artsy-types use crowdfunding to bug their families for donations. This isn't that. (Well, kinda.) We're crowd-INVESTING through a site called WeFunder, which is like Kickstarter for investments. So I'm not asking people to donate, I'm asking people to invest.

I won't call this some "great business opportunity," it's not a SpongeBob NFT. Films are often risky. But here's how I see it: if you invest, you get to help out family, stay on my mom's good side, and IF the film turns a profit, you'd see a profit too. I think that's pretty cool.

For SEC reasons, I can't get into specifics about the raise, but you can see it all HERE in the campaign.

I'm really excited about this project! With the size of our fanbase, and since the minimum investment is only $100, we're confident we can fund this film! I know the fans are excited and flattered to have a financial stake in the project.

If you'd like to invest a little today just to shut me up, I'd be truly grateful. However, you may want to sit back and watch the progress, because if it does as well as I expect, you may decide to put in a little more.

Thanks so much for your time, guys!

*
*
*

P.S. This is likely the first time you've visited a site like this, so please feel free to email me. I've left the next few days open to answer questions and explain the process. It's important for campaigns to get off to a good start!

LEGAL DISCLAIMER:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

—
Ken MacLaughlin
Writer, Producer



Bitchy Waiter ✓

Published by Ken MacLaughlin ❓ · Just now · 🌐

···

I'm so excited! I launched a campaign for my movie that lets the fanbase invest instead of "donate." It's doing so well which makes me cry because you believe in me! But also, if the movie makes a profit, we all get to share it!

I'd love it if everything we did in life, we did it together like this! As servers, we know no one else is gonna do it for us!! (Link in the comments!)

A HORROR COMEDY FOR THE SERVICE INDUSTRY.

WE'RE SO DEAD

YOU HAVE TIME TO LEAN, YOU HAVE TIME TO SCREAM

1 Comment

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| Write a comment...





Bitchy Waiter ✓
https://wefunder.com/shift.drinks.movie











WE'RE SO
DEAD

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Bitchy Waiter
https://wefunder.com/shift.drinks.movie

LEGAL DISCLAIMER:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.





WEFUNDER.COM
Invest in Shift Drinks Comedy: A Big Fun Slasher Comedy for the Service Industry (built-in...

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Bitchy Waiter shared a **post**.

Just now ·

Guys! My crowdfunding campaign is here! Please check it out because it's not asking for donations but investments! This means we'd basically own as an industry! And that would make me cry happy tears!

(Link in comments)

Bitchy Waiter ✓

Published by Ken MacLaughlin ❓ · 10m ·

I'm so excited! I launched a campaign for my movie that lets the fanbase invest instead of "donate." It's doing so well which makes me cry because you believe i... **See more**

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ou Have Time to LEAN, You H ve Time to SCREAM

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Author

Bitchy Waiter

https://wefunder.com/shift.drinks.movie

Click this link for important legal disclosures! https://help.wefunder.com/testing-the-waters-legal...

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



WEFUNDER.COM



Invest in Shift Drinks Comedy: A Big Fun Slasher Comedy for the Service Industry (built-in audience of 5M)

Like Reply Remove Preview 1m

 Gmail

Ken's finally making his movie!

Hey guys,

If you're receiving, then we've been friends for a while. I'm excited to announce that I'm finally making a feature-length movie! It's for the Bitchy Waiter fanbase (1M+) that I've cultivated over the years, so we know there's an existing market for it.

The cliche is that filmmakers use crowdfunding to bug friends for money. This isn't that. (Kinda but not really) I'm crowd-INVESTING through a site called WeFunder which is like Kickstarter for investing. So I'm not asking people to donate, I'm asking them to invest.

I won't call this some "great financial opportunity" it's not a SpongeBob NFT. Films are risky. But here's how I see it ... if you wanted to support an old friend, this is cooler than a GoFundMe, because if the film does turn a profit, you'd see a profit too. I think that's pretty awesome.

For SEC reasons, I can't email all the details of the raise, but you can see everything HERE in the campaign.

I'm so excited about this project! With the size of our fanbase, and since the minimum is only $100, we're confident we can finance this film! So if you'd like to do a little "fun-money-investing" yourselves, please consider joining the ride!

Thanks so much, guys!

*

*

P.S. This is likely the first time you've visited a site like this, so please feel free to email me. I've left the next few days open to answer questions and explain the process to anyone who might have questions. It's important for campaigns to get off to a good start!

LEGAL CAVEAT:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

–
Ken MacLaughlin
Writer, Producer

1 Comment



👍 Like   💬 Comment   ◉ Send

 Write a comment...   • 🙂 ☺ 📷 GIF 🏷

 **Bitchy Waiter** ✔ Author
https://wefunder.com/shift.drinks.movie

LEGAL DISCLAIMER:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

 

WEFUNDER.COM
Invest in Shift Drinks Comedy: A Big Fun Slasher Comedy for the Service Industry (built-in...

Like   Reply   Commented on by **Ken MacLaughlin** ⓘ   Remove Preview   1m


A Film Owned By The Atlanta Comedy Community

Hey Sketchworks FAM,

I'm emailing this to y'all because Ken MacLaughlin (a Sketchworks writer) is making a movie!

We've all received crowdsourcing requests, and we've all been happy to support our friends when we can. But in this case, we've decided to approach things differently. **We are crowd-INVESTING. We're using a site called WeFunder. Think of it like Kickstarter for investing.**

Ken and I would LOVE your support in whichever way you can give it to this project that was written and is going to be made in GA.

You can support with very small investments and actually get to own some of the film. And if this is one of those rare films that actually turns a profit, you'd see a profit too!

I think it'd be cool to see a comedy film owned largely by the Atlanta comedy community.

Please check out CAMPAIGN here! We're really proud of it and the prospect for us to succeed!

The campaign went live today at 2pm. We're telling you first because it's always important to get off to a good start. So if you're thinking of investing, sooner is better and makes us look so much cooler!

Please note: you wouldn't be giving any money at this time, just an indication of how much you WOULD invest once we reach our minimum to be approved for a public raise (it's explained better in the FAQ on the site and legal disclaimer below.)

Please feel free to email Ken questions (kennymaq@gmail.com). He's keeping the next few days open to answer any questions or help anybody through the process.

Thank you so much!

Leanna

Legal Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's

platform. Any indication of interest involves no obligation or commitment of any kind.

Leanna Adams

Repped by A3 Artists Agency
Actor at People Store
My IMDB, Twitter and Insta.
See my comedy shorts HERE.

Selected for The Athena Lab



A Horror Comedy Owned By The Atlanta Community

Hey there,

I'm emailing this to y'all because Ken MacLaughlin is making a movie!

We've all received crowdsourcing requests, and we've all been happy to support our friends when we can. But in this case, we've decided to approach things differently. **We are crowd-INVESTING. We're using a site called WeFunder. Think of it like Kickstarter for investing.**

Ken and I would LOVE your support in whichever way you can give it to this project that was written and is going to be made in GA.

You can support with very small investments and actually get to own some of the film. And if this is one of those rare films that actually turns a profit, you'd see a profit too!

I think it'd be cool to see a horror comedy owned largely by the Atlanta community.

Please check out CAMPAIGN here! We're really proud of it and the prospect for us to succeed!

The campaign went live today at 2pm. We're telling you first because it's always important to get off to a good start. So if you're thinking of investing, sooner is better and makes us look so much cooler!

Please note: you wouldn't be giving any money at this time, just an indication of how much you WOULD invest once we reach our minimum to be approved for a public raise (it's explained better in the FAQ on the site and legal disclaimer below).

Please feel free to email Ken questions (kennymaq@gmail.com). He's keeping the next few days open to answer any questions or help anybody through the process.

Thank you so much!

Leanna

Legal Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Leanna Adams

Repped by A3 Artists Agency
Actor at People Store
My IMDB, Twitter and Insta.
See my comedy shorts HERE.

Selected for The Athena Lab

 You, Leanna Adams, Dominick Racano and 12 others

3 comments

 **Like**    **Comment**    **Share**



Ken MacLaughlin
LEGAL DISCLOSER: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Like   Reply   15w   Edited

 **Ken MacLaughlin**
October 19, 2022 ·

Guys! This is starting to feel like it could actually happen! ☝🏼 Close to our first milestone!

Blake StudwellAdam KimAlex PetkusAditi GeorgeDominick RacanoLeanna AdamsDarron CardosaLeanna Adams



WEFUNDER.COM
Invest in Shift Drinks Comedy: A Big Fun Slasher Comedy for the Service Industry (built-in audience of 5M)

 You, Leanna Adams, Dominick Racano and 12 others   3 comments

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Ken MacLaughlin
And you can check out our campaign here!
https://wefunder.com/shift.drinks.movie

LEGAL DISCLOSURE: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited.... **See more**



WEFUNDER.COM
Invest in We're So Dead: A Big Fun Slasher Comedy for the Service Industry (built-in audience of 5M)

 3

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 **Ken MacLaughlin** is with **Darron Cardosa**.

January 17 at 7:36 PM · 🌐



The lead of the movie I'm making will be on the Today Show tomorrow! Check it out and support!







Ken MacLaughlin
We're still accepting investors for this movie! Small and large
https://wefunder.com/weresodeadmovie





WEFUNDER.COM
Invest in We're So Dead: A Big Fun Slasher Comedy for the
Service Industry (built-in audience of 5M)

 4

Like   Reply   Remove Preview   2w   Edited



Ken MacLaughlin
Click this link for important legal disclosures!
https://help.wefunder.com/testing-the-waters-legal...





HELP.WEFUNDER.COM
Testing the waters legal disclosure. - Wefunder



Like   Reply   Remove Preview   2w

 

Ken MacLaughlin
January 18 at 6:17 PM · 🌐

The movie I'm making was talked about on The TODAY Show!! (Barely, and we snuck it in, but it still counts!) For my entire life, ZERO seconds of The TODAY had been spent discussing a movie I'm making. But today, that number is up to TWO!

FIVE THINGS TO AVOID AT A RESTAURANT   🌈 TODAY

TODAY'S FIVE THINGS

👍❤️ 51   8 comments   1 share





Ken MacLaughlin
October 31, 2022 · 🌐

This is the film we're financing. The campaign is doing well. Check it out. Get excited for us. 🥰

wefunder.com/weresodeadmovie

LEGAL DISCLOSURE: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's pl... **See more**

Edit

❤️👍 5   1 ↪

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A HORROR COMEDY FOR THE SERVICE INDUSTRY.

WE'RE SO DEAD

YOU HAVE TIME TO LEAN, YOU HAVE TIME TO SCREAM

Now Doing a Capital Raise on WEFUNDER.COM







A Horror Comedy for the Service Industry.
WE'RE SO DEAD
You Have Time to LEAN, You Have Time to SCREAM
Now Doing a Capital Raise on WEFUNDER.COM

Bitchy Waiter
Published by Darron Cardosa · November 9, 2022

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Author
Bitchy Waiter
This is the film we're financing. The campaign is doing well. Check it out. Get excited for us.
🥰
https://wefunder.com/shift.drinks.movie

LEGAL DISCLOSURE: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

3

 **Michael Sokol**
October 28, 2022 · 🌐

Happy Friday! Here's the teaser for our upcoming film, We're So Dead. It's a horror comedy, or comedy horror, depending on who you ask.

If you haven't checked out the campaign on WeFunder, please do. https://wefunder.com/shift.drinks.movie (Click this link for important legal disclosures! https://help.wefunder.com/testing-the-waters-legal...)

 **Bitchy Waiter** ✔
October 28, 2022 · 🌐

Here's the Facebook premiere of "Karen's Revenge" the teaser for my movie!



I'm making a movie!

5 messages

Hello, friends and family.

I'm excited to announce that I'm finally making a feature-length movie! It's for the Bitchy Waiter fanbase (1M+) that I've cultivated over the years, so we know there's an existing market for it.

The cliche is that filmmakers use crowdfunding to bug friends for money. This isn't that. (Kinda but not really) I'm crowd-INVESTING through a site called WeFunder which is like Kickstarter for investing. So I'm not asking people to donate, I'm asking them to invest.

I won't call this some "great financial opportunity" it's not a SpongeBob NFT. Films are risky. But here's how I see it ... if you wanted to support an old friend, this is cooler than a GoFundMe, because if the film does turn a profit, you'd see a profit too. I think that's pretty awesome.

For SEC reasons, I can't email all the details of the raise, but you can see everything HERE in the campaign.

I'm so excited about this project! With the size of our fanbase, and since the minimum is only $100, we're confident we can finance this film! So if you'd like to do a little "fun-money-investing" yourselves, please consider joining the ride!

Thanks so much, guys!

*
*

P.S. This is likely the first time you've visited a site like this, so please feel free to email me. I've left the next few days open to answer questions and explain the process to anyone who might have questions. It's important for campaigns to get off to a good start!

LEGAL CAVEAT:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

So exciting, Darron!!! It's great you're taking it to the next level...count us in for support:)



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